September 27, 2024

Xiameng Ding
Chief Executive Officer
HCYC Holding Company
Suite 1008, 10/F., Ocean Centre, Harbour City,
5 Canton Road, Tsim Sha Tsui, Hong Kong

       Re: HCYC Holding Company
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted September 3, 2024
           CIK No. 0002006779
Dear Xiameng Ding:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4
General

1. Please include information required by Item 701 of Regulation S-K for AlphaTime
       Acquisition Corp and HCYC Group Company Limited. Refer to General Instruction I.2(f)
       of Form F-4.
2. Please include information required by Item 403 of Regulation S-K for HCYC Group
       Company Limited. Refer to General Instruction I.2(f) of Form F-4.
3. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a
 September 27, 2024
Page 2

       non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Cover Page

4. Please revise your cover page to include the HCYC Group Company Limited, the target in this merger transaction, as a co-registrant. Further please include a signature page signed by the officers and directors of HCYC Group Company Limited. Financial Statement Presentation, page 4

5. We note your response to prior comment 11. The revised disclosures on pages 4, 27, 91 and elsewhere in your filing continue to include conflicting disclosures. For example, on page 4 you disclose that PubCo will be able to prepare and file its financial statements in accordance with IFRS, which is followed by conflicting disclosure stating that PubCo will prepare its financial statements in accordance with U.S. GAAP. Similarly, on pages 27 and 91, you disclose that immediately following the Business Combination, PubCo will prepare its consolidated financial statements and pro forma financial information in accordance with U.S. GAAP, which is followed by conflicting disclosure stating that the unaudited pro forma condensed combined financial information and the comparative per share information that will be presented in this proxy statement/prospectus will be prepared in accordance with IFRS. Please explain the underlying reasons for these discrepancies and revise your disclosures as necessary.
Summary of the Proxy Statement/Prospectus, page 26

6. Please revise this section to include the following information required by Item 1604(b) of
       Regulation S-K:
           the background and material terms of the de-SPAC transaction, as required by Item
           1604(b)(1) of Regulation S-K;
           the material factors considered in the board's determination of the business combination, and any report, opinion, or appraisal the board used to make its determination, as required by Item 1604(b)(2) of Regulation S-K;
           the terms, in a tabular format, and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the business combination or any related financing transaction, as required by Item
           1604(b)(4) of Regulation S-K; and
           the potential impact of redemptions on non-redeeming shareholders, as required by
           Item 1604(b)(6) of Regulation S-K.
 September 27, 2024
Page 3

Selected Unaudited Financial Information of HCYC, page 26

7. We note your response to prior comment 12 and your revised disclosures on pages 26 and
       46. The revised disclosures on page 26 continue to include line items for accounts receivable, accounts payable and prepaid expenses on current assets under the Statement of Operations Data. Please revise your disclosure on page 26 to present the changes in these balance sheet items under the net cash used in operating activities data similar to that provided on page 46.
The Business Combination Proposal, page 26

8. Please revise this section to state whether or not a majority of the directors who are not employees of the special purpose acquisition company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K. In addition, state whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of the special purpose acquisition company is required. Refer to Item 1606(c) of Regulation S-K.
Reasons for the Structure of the Business Combination, page 27

9. We note your disclosure on pages 27 and 91 that the unaudited pro forma condensed combined financial information and the comparative information that will be presented in this proxy statement/prospectus will be prepared in accordance with IFRS. We also note that the unaudited pro forma combined financial information beginning on page 78 has been prepared in accordance with U.S. GAAP. Please tell us the underlying reasons for this apparent inconsistency and revise your disclosure as necessary. Cash and Asset Flows through HCYC, page 35

10. We note your response to prior comment 15 and reissue in part. Please revise your disclosure to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries or other entities, to the parent company and U.S.
investors.
PRC and Regulatory Permissions, page 36

11. We note your response to prior comment 13 and reissue in part. As it relates to the permissions requirements from the China Securities Regulatory Commission (CSRC)
       and the Cyberspace Administration of China (CAC), please revise your disclosure to describe the consequences to you and your investors if you, your subsidiaries, or other entities: (i) inadvertently conclude that such permissions or approvals are not required, or
       (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 September 27, 2024
Page 4
Voting Power, Implied Ownership and Implied Share Values of PubCo Upon Consummation of the Business Combination, page 41

12. We note your tabular presentation on pages 42 and 110 illustrating the impact of potential redemptions on the per share value of the shares owned by non-redeeming AlphaTime shareholders. Please refer to Item 1604(c) of Regulation S-K and revise your disclosure in the tabular presentation to include the following for each of the redemption levels:
           the net tangible book value as of the most recent balance sheet date;
           separate line items showing the nature and amount of each adjustment to the net tangible book value arising from material probable or consummated transactions and other material effects, including transaction expenses, payment of deferred underwriting compensation, and any other financing transactions; separate line items showing the nature and amount of any adjustments to the number
           of shares used to determine the per share component of net tangible book value per share that is probable or consummated, including all financing transactions, earnouts, etc.;
           the offering price in the initial registered offering by Alphatime Acquisition Corp;
           and
           the difference between the offering price above and the adjusted net tangible book value at each redemption level.
Summary of Risk Factors, page 42

13. We note your response to prior comment 18 and reissue in part. Please revise this section to specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
       China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.
Selected Historical Financial Information of HCYC, page 46

14. We note your response to prior comment 19 and your revised disclosures on pages 47, 81 and 82, which continue to include column headers labeled pro forma balance sheet for
       Condensed Consolidated Statement of Operations and Comprehensive Income / (Loss)
       data. Please revise the column headers on pages 47, 81 and 82 to properly reflect the pro forma statement of operations rather than the pro forma balance sheet. Risk Factors, page 50

15. We note your response to prior comment 24 and reissue. Please include a risk factor discussing where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk.
 September 27, 2024
Page 5
Unaudited Pro Forma Condensed Combined Financial Information, page 78

16. We note your disclosure that the unaudited pro forma condensed combined balance sheet
       as of March 31, 2024 has been prepared using AMTC   s historical
unaudited balance sheet
       as of March 31, 2024 and the related notes, included elsewhere in this proxy statement/prospectus. Please revise your disclosure to address the fact that this proxy statement/prospectus does not include the referenced March 31, 2024 financial statements.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 82

17. Please revise to cross reference the transaction accounting adjustments to the corresponding footnote explanations on page 83.
18. Please revise your disclosures on pages 47, 82 and 85 to address the fact that income
       (loss) from continuing operations, net income (loss) and net income
(loss) attributable to
       shareholders in each of the scenarios 1, 2 and 3 does not calculate appropriately.
The Business Combination Proposal
Background of Business Combination, page 93

19. We note your response to prior comment 31 and your revised disclosure. Please refer to
       Item 1605 of Regulation S-K and include the information required by this item. Further, significantly expand this section to include the following information:
           any discussions with the target about the potential loss of clients in the near future or other event that may materially affect the target's prospects or its financial projections for future performance of the business;
           any discussions relating to the assumptions underlying any target projections;
           any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger and any pre-existing relationships
           between SPAC sponsors and additional investors, if any;
           any negotiations of any contingent payments to be received by target shareholders or any arrangements whereby any shareholder agrees to waive its redemption rights;
           describe the federal income tax consequences of the de-SPAC transaction to the
           SPAC, the target company, and their respective security holders; and revise the timeline of the business combination subsection to identify the persons
           from each party who took part in the merger discussions.
20. Please revise here to include all of the information required by Item 1609 of Regulation S-
       K.
Opinion of ATMC   s Company   s Financial Advisor, page 98

21. We note your response to prior comment 34 and reissue. Please revise this section to disclose whether or not the financial advisor relied on any financial projections in analyzing the transaction and rendering the opinion. If the financial advisor relied on financial projections, please also disclose the key assumptions underlying the projections.
Reasons for AlphaTime Board's Approval of the Business Combination, page 100

22. We note your response to prior comment 35 and reissue. We note your enumeration of different factors the board of AlphaTime considered in approving the business
 September 27, 2024
Page 6

       combination. Please provide additional disclosure that explains how each factor supports
       the board   s recommendation.
Sponsors' Prior SPAC Experiences, page 107

23. Please revise here or in another appropriate section to include information required by
       Items 1603(a)(4) and 1603(a)(5) of Regulation S-K.
Taylor Zhang: TenX Keane Acquisition, page 107

24. Please revise this section to describe the general character of the sponsor's business. Refer to Item 1603(a)(2) of Regulation S-K.
AlphaTime's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Underwriting Agreement, page 143

25. We note your response to prior comment 39 and reissue. We note that a part of the IPO underwriting commission was deferred. Please disclose whether the underwriter performed additional services for the parties of the merger agreement after the SPAC's
       IPO and if the deferral was conditioned on completion of the business combination. If the underwriter performed additional services after the SPAC IPO, please also quantify the fees payable for such services or advise.
Information Related to HCYC
Hong Kong's Insurance Penetration Rate, page 149

26. We note your response to prior comment 41. Please update the information in this section because year 2022 information appears to be outdated or advise.
Business of HCYC, page 151

27. We note your disclosure on page 151 in response to prior comment 43 and reissue in part.
       Please revise this section to explain how you provide services to clients, such as through an online platform, an app, or otherwise. If you provide services through an online platform, provide sufficient detail about how the platform operates, who operates the platform, etc.
Overview, page 151

28. Please revise to provide support for your statements in the sixth full paragraph in this section or state that it is the belief of management.
Customers, page 154

29. We note your response to prior comment 52. Please revise your disclosure to discuss the process by which you acquire new insurer partners.
30.    We note your disclosure that HCYC serves as an intermediary between insurance
       providers and consumers. We also note that your disclosure on page 154, and throughout
       the Form F-4, uses the term    customers    interchangeably between the
insurance providers
       and consumers. Please revise your "customer" related disclosures throughout the Form F-
       4 to clearly differentiate between the insurance providers and the consumers.
 September 27, 2024
Page 7

Pubco's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 168

31.    Please revise the title of this section to HCYC   s Management   s
Discussion and Analysis
       of Financial Condition and Results of operations. Please also revise your disclosure on
       page 64, which references Pubco   s Management   s Discussion and
Analysis of Financial
       Condition of Results of Operations, to reflect this change.
32. We note your response to prior comment 49. Please revise your disclosure to state that HCYC did not set any specific key performance indicators for each period presented.
Productivity of Distribution Network, page 168

33. We note your response to prior comment 54 and the revised disclosure on page 168 stating that all of your sales are generated from corporate referrers. We also note your disclosure on page 155 that all of your customers are sourced by word of mouth or referrals from current customers. Please explain this apparent inconsistency and revise your disclosure accordingly.
Results of Operations, page 168

34. We note your response to prior comment 57. Please revise your disclosure discussing the increase in revenues to address the impact of changes in product price and commission fee rates. In this regard, we note from your disclosure of revenues by commission type and number of insurance policies facilitated that the average revenue per first year policy increased from $2,544 for the year ended March 31, 2023 to $8,734 for the year ended
       March 31, 2024. Please also revise your disclosure to include the range of commission fee percentage and the weighted average commission fee percentage for each period presented thereby allowing an investor to use all of this information to better understand and evaluate fluctuations in first year commission revenue and any trends that could impact future earnings.
Cost of Revenues, page 169

35. We note your disclosure that cost of revenues was $9,480,486 for the year ended March
       31, 2024 compared to $536,701 for the same period of 2023, accounting for 87.1% and
       63.5% of total revenue during these respective periods. We also note your disclosure that the increase in cost of revenues was due to the increase in the number of policies sold to externally referred borrowers, causing more referral fees to independent agents. Please revise your disclosure to quantify the number of referrals for each period presented and to explain the underlying reasons for the decrease in cost of revenue as a percentage of total revenue.
 September 27, 2024
Page 8
HCYC Group Company Limited
Notes to Consolidated Financial Statements
Note 5 - Related Party Transactions, page F-51

36. We note that your tabular presentation for related party transactions is mislabeled for the years ended March 31, 2024 and 2023. Please revise to reflect the years ended March 31,
       2024 and 2023.
Exhibits

37. Refer to your disclosure on page 28 related to the First Amendment to the Merger
       Agreement signed on July 3, 2024 and file it as an exhibit to the registration statement.

       Please contact Lory Empie at 202-551-3714 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact
Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Michael J. Blankenship, Esq.